                                                Filed pursuant to Rule 424(b)(3)
                                                SEC File No. 333-43246


                             Triad Hospitals, Inc.

                        340,000 Shares of Common Stock
                       Issuable upon Exercise of Options


This prospectus relates to 340,000 shares of Triad Hospitals, Inc. common stock reserved for issuance upon the exercise of options granted to 17 officers of HCA-The Healthcare Company in connection with the spin-off of our company from HCA on May 11, 1999. The shares covered by this prospectus may be offered for sale by the selling stockholders from time to time in ordinary brokerage transactions on the Nasdaq National Market at market prices prevailing at the time of the sale or in one or more negotiated transactions at prices acceptable to the respective selling stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol "TRIH." On August 11, 2000, the last sale price for our common stock as quoted on the Nasdaq National Market was $27.1875 per share.

Investing in our common stock involves risks. For information concerning factors that should be considered by prospective investors see "Risk Factors" on page 4.

                                ______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                ______________

                The date of this prospectus is August 14, 2000
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                               Table Of Contents

ABOUT THE COMPANY..............................   3
RISK FACTORS...................................   4
SPECIAL NOTE REGARDING FORWARD-LOOKING
 STATEMENTS....................................  13
USE OF PROCEEDS................................  13
SELLING SECURITY HOLDERS.......................  14
PLAN OF DISTRIBUTION...........................  15
LEGAL MATTERS..................................  15
EXPERTS........................................  16
WHERE YOU CAN FIND MORE INFORMATION............  16

                               ________________

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you other information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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

                               ABOUT THE COMPANY

     We provide health care services through hospitals and ambulatory surgery centers located in small cities and selected high growth urban markets in the southwestern, western and southcentral United States. Our facilities include 29 general, acute care hospitals and 15 ambulatory surgery centers located in the states of Alabama, Arizona, Arkansas, California, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Oregon and Texas. Two hospitals included among these facilities are operated through 50/50 joint ventures that are not consolidated for financial reporting purposes. In June 2000, we entered into an agreement to acquire Denton Community Hospital in Denton, Texas and Greenbrier Valley Medical Center in Lewisburg, West Virginia. The acquisition agreement also includes a hospital in Statesville, North Carolina, but we have assigned our rights to acquire that hospital to a third party.

     Our general, acute care hospitals typically provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. These hospitals also generally provide outpatient and ancillary health care services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Outpatient services also are provided by ambulatory surgery centers operated by us. In addition, certain of our general, acute care hospitals have a limited number of licensed psychiatric beds.

     In addition to providing capital resources we make available a variety of management services to our health care facilities. These services include ethics and compliance programs, national supply and equipment purchasing and leasing contracts, accounting, financial and clinical systems, governmental reimbursement assistance, information systems, legal support, personnel management and internal audit, access to regional managed care networks, and resource management.

     On May 11, 1999, our company was spun-off from HCA-The Healthcare Company. As a result of the spin-off, through the distribution of all outstanding shares of Triad common stock to the stockholders of HCA, our company became an independent, publicly traded company that owns and operates the healthcare service business which had previously comprised the Pacific Group of HCA. HCA no longer owns any shares of Triad common stock. Our principal executive office is located at 13455 Noel Road, 20th Floor, Dallas, Texas, 75240. Our telephone number is (972) 789-2700.

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                                 RISK FACTORS

          In evaluating an investment in our common stock, you should carefully consider the following factors in addition to all other information contained in this prospectus.

We have a limited operating history as an independent company, a history of losses and may never become profitable

          We had net income of $8.0 million for the three months ended March 31, 2000 and net losses of $95.6 million in 1999 and $87.1 million in 1998 and we may continue to experience net losses in the future. Until May 1999, we operated as the Pacific Group division of HCA and, therefore, we do not have a long operating history as an independent, publicly-traded company. Prior to our spin-off from HCA, we relied on HCA for various financial, administrative and managerial expertise relevant to the conduct of our business. We maintain our own lines of credit and banking relationships, employ our own senior executives and perform our own administrative functions; however, HCA continues to provide various support services to us on a contractual basis.

We may have difficulty effectively integrating acquisitions into our ongoing operations, and we may not be able to acquire hospitals that meet our target criteria. We may also have difficulty acquiring hospitals from non-profit entities due to increased regulatory scrutiny

          One element of our business strategy is expansion through the selective acquisition of acute care hospitals in selected markets. The competition to acquire hospitals in the markets that we target is significant, and we may not be able to make suitable acquisitions on terms favorable to us if other health care companies, including those with greater financial resources than ours, are competing for the same target businesses. In order to consummate acquisitions we may be required to incur or assume additional indebtedness. We also may not be able to obtain financing, if necessary, for any acquisitions that we might make or we may be required to borrow at higher rates and on less favorable terms. We may not be able to effectively integrate the facilities that we acquire with our ongoing operations. In addition, in order to ensure the tax-free treatment of the distribution of our stock in connection with our spin-off from HCA, we may be limited in the amount of stock that we may issue as consideration for acquisitions.

          Acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we have policies to conform the practices of acquired facilities to our standards, and generally we will seek indemnification from prospective sellers covering these matters, we may become liable for past activities of acquired businesses.

          Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws, in general, include provisions relating to state attorney general approval, advance notification and community involvement. In addition, state attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states there has been an increased interest in the oversight of not-for-profit conversions and other transactions involving not-for-profit entities. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions and other transactions involving not-for-profit entities may increase the costs required, or limit our ability, to acquire not-for-profit hospitals.

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We are a highly leveraged company and our debt service obligations could adversely affect our business operations and profitability

          We are highly leveraged. As of June 30, 2000, our consolidated long-term debt was $530.9 million (excluding the current portion of $13.4 million). We also may draw upon revolving credit loans in an aggregate principal amount of up to $125.0 million. We also have the ability to incur additional debt, subject to the conditions imposed by the terms of our credit facility and the indenture governing our outstanding notes. Although we believe that our future operating cash flow, together with available financing arrangements, will be sufficient to fund our operating requirements, our leverage and debt service obligations could have important consequences to you, including the following:

          . The terms of our debt obligations contain numerous financial and other restrictive covenants which, among other things, restrict our ability to pay dividends, incur additional debt and sell our assets. If we do not comply with these obligations we may cause an event of default, which, if not cured or waived, could require us to repay the indebtedness immediately.

          . We may be more vulnerable in the event of downturns in our businesses, in our industries, in the economy generally or if further limitations on reimbursement under Medicare and Medicaid are implemented.

          . We may have difficulty obtaining additional financing to meet our requirements for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes at interest rates favorable to us.

          . We may be required to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness which could reduce the amount of funds available for operations.

          . Any borrowings we may make at variable interest rates make us vulnerable to increases in interest rates generally.

Our future success depends on our ability to maintain our relationships with the physicians at our hospitals

          Because physicians generally direct the majority of hospital admissions, our success is, in part, dependent upon the number and quality of physicians on our hospitals' medical staffs, the admissions practices of the physicians at our hospitals and our ability to maintain good relations with our physicians. Hospital physicians are generally not employees and, in many of the markets that we serve, most physicians have admitting privileges at other hospitals. If we are unable to successfully maintain relationships with physicians, our hospitals' admissions may decrease and our operating performance may decline.

We depend heavily on our senior and local management personnel, and the loss of the services of one or more of our key senior or local management personnel could weaken our management team and our ability to deliver health care services efficiently

          We are dependent upon the continued services and management experience of James D. Shelton and other of our executive officers. If Mr. Shelton or any of our other executive officers were to resign their positions or otherwise be unable to serve, our management could be

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weakened and operating results could be adversely affected. In addition, our success depends on our ability to attract and retain managers at our hospitals and related facilities, on the ability of our officers and key employees to manage growth successfully and on our ability to attract and retain skilled employees. If we are unable to locate and retain local management, our operating performance could decline.

A significant portion of our revenue is dependent on Medicare and Medicaid payments, and possible reductions in Medicare or Medicaid payments in the future or the implementation of other measures to reduce reimbursements may reduce our revenue

          A significant portion of our revenues are derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. In recent years, fundamental changes in the Medicare and Medicaid programs, including the implementation of a prospective payment system or PPS for inpatient services at medical/surgical hospitals, have resulted in limitations on, and reduced levels of payment and reimbursement for, a substantial portion of hospital procedures and costs.

          The Federal Balanced Budget Act of 1997, which establishes a plan to balance the Federal budget by fiscal year 2002, includes significant additional reductions in spending levels for the Medicare and Medicaid programs, including, among others:

     .    payment reductions for inpatient and outpatient hospital services;

     . establishment of a PPS for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare; and

     . repeal of the Federal payment standard (the so-called "Boren Amendment") for hospitals and nursing facilities under Medicaid.

          A number of states also are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care, including enrolling Medicaid recipients in managed care programs and imposing additional taxes on hospitals to help finance or expand the states' Medicaid systems. In addition, private payers increasingly are attempting to control health care costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as health maintenance organizations and preferred provider organizations, referred to as PPOs. We believe that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility and payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program.

          In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration or already enacted are:

          .    price controls on hospitals;

          . insurance market reforms to increase the availability of group health insurance to small businesses;

          .    Medicare and Medicaid managed care programs; and

          . requirements that all businesses offer health insurance coverage to their employees.

          Although we anticipate that the rate of increase in payments to hospitals will be reduced as a result of future Federal and state legislation, it is uncertain at this time what legislation on health care reform may ultimately be enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. Future health care legislation or other changes in the administration or interpretation of governmental health care programs may have a material adverse effect on our business, financial condition, results of operations or prospects.

If we are unable to lower our costs, our future revenue and profitability may be constrained by future cost containment initiatives undertaken by purchasers of health care services

          The competitive position of our hospitals is also affected by the increasing number of initiatives undertaken during the past several years by major purchasers of health care, including Federal and state governments, insurance companies and employers, to revise payment methodologies and monitor health care expenditures in order to contain health care costs. As a result of these initiatives, managed care organizations offering prepaid and discounted medical services packages represent an increasing portion of our admissions, resulting in reduced hospital revenue growth nationwide. If we are unable to lower costs through increased operational efficiencies and the trend toward declining reimbursements and payments continues, the results of our operations and our cash flow will be adversely affected.

We face intense competition from other hospitals and health care providers which may result in a decline in our revenues, profitability and market share

          The health care business is highly competitive and competition among hospitals and other health care providers for patients has intensified in recent years. More than half of our hospitals operate in geographic areas where they compete with at least one other hospital that provides most of the services offered by our hospitals. Some of these competing facilities offer services, including extensive medical research and medical education programs, which are not offered by our facilities. Some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis and are exempt from sales, property and income taxes. In some of these markets, we also face competition from other providers such as outpatient surgery and diagnostic centers.

          Less than half of our hospitals operate in geographic areas where they are currently the sole provider of hospital services in their communities.
While these hospitals face less direct competition in their immediate service areas than would be expected in larger communities, they do face competition from other hospitals, including larger tertiary care centers. Although these competing hospitals may be as far as 30 to 50 miles away, patients in our markets may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to, such distant hospitals.

Our revenue is heavily concentrated in Texas and Arizona, which makes us particularly sensitive to economic changes in those states

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       After we have completed the sales of the remaining two hospitals that we have designated as held for sale (one of which was closed in February 2000), 12 of our remaining 28 hospitals will be located in the state of Texas, and three of our remaining 28 hospitals will be located in the state of Arizona. After giving effect to our divestitures for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, 45.9% and 47.27% of our revenue was generated by our Texas hospitals and 22.8% and 23.34% of our revenue was generated by our Arizona hospitals. We have also entered into an agreement to acquire one additional hospital in Texas. Changes in the current demographic, economic, competitive and regulatory conditions in Texas or Arizona may result in increased costs and decreases in our revenue, profitability and market share.

Our results of operations are dependant on our ability to successfully manage the effects of inflation and changes in the prices of our services as a result of federal, state and local laws

       Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Our net revenues from Medicare approximated 31.9% in 1999, 35.2% in 1998 and 36.5% in 1997.

       Our management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of deterioration in inpatient volumes, changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. Our management expects that the average rate of increase in Medicare prospective payments will continue to decline slightly in 2000 not withstanding the enactment of the Balanced Budget Refinement Act of 1999, which Congress passed on November 19, 1999 in order to reduce the perceived adverse effects of the Balanced Budget Act on various healthcare providers by, among other things, reducing some of the Balanced Budget Act's reductions to outpatient PPS reimbursement. As a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

We conduct business in a heavily regulated industry; changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability

       The health care industry is subject to extensive Federal, state and local laws and regulations relating to:

   .   licensure;

   .   conduct of operations;

   .   ownership of facilities;

   .   addition of facilities and services;

   .   payment for services; and

   .   prices for services

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     These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. In particular, Medicare and Medicaid antifraud and abuse amendments, codified under Section 1128B(b) of the Social Security Act and known as the "anti-kickback statute," prohibit certain business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other Federal health care programs, including the payment or receipt of remuneration to induce or arrange for the referral of patients covered by a Federal or state health care program.

     Under the Medicare and Medicaid Patient and Program Protection Act of 1987, the United States Department of Health and Human Services, or HHS, has issued regulations which describe some of the conduct and business relationships immune from prosecution under the anti-kickback statute. The fact that a given business arrangement does not fall within one of these "safe harbor" provisions does not render the arrangement illegal. However, business arrangements of health care service providers that fail to satisfy the applicable safe harbor criteria could be scrutinized by enforcement authorities. Several of our current business arrangements do not qualify for a safe harbor.

     The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, amends, among other things, Title XI (42 U.S.C. (S) 1301 et seq.) to broaden the scope of certain fraud and abuse laws to include all health care services, whether or not they are reimbursed under a Federal program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds.

     We provide financial incentives, including loans and minimum revenue guarantees, to recruit physicians into the communities served by our hospitals. Although HHS has proposed a safe harbor for certain physician recruitment, no safe harbor for physician recruitment is currently in force. Several of the free standing surgery centers affiliated with us have physician investors. We also enter into employment agreements, independent contractor agreements, leases and other agreements with physicians.

     Regulatory authorities that enforce the anti-kickback statute could determine that any of these arrangements not meeting safe harbor criteria violate the anti-kickback statute or other federal laws. A determination that we have violated the anti-kickback laws or other federal laws could subject us to liability under the Social Security Act, including:

  .  criminal penalties;

  .  civil sanctions, including civil monetary penalties; and

  . exclusion from participation in government programs such as Medicare and Medicaid or other federal health care programs.

     If we became subject to this liability, our operating performance and business reputation could suffer significantly.

     In addition, the portion of the Social Security Act, commonly known as the "Stark Law," prohibits physicians from referring Medicare and Medicaid patients to providers of designated health services if the physician or a member of his immediate family has an ownership interest or compensation arrangements with that provider. There are exceptions to the Stark Law for

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physicians maintaining an ownership interest in an entire hospital or surgery center, employment agreements, leases, physician recruitment and certain other physician arrangements. Our physician arrangements may ultimately be found to be not in compliance with the Stark Law.

     Many states have adopted or are considering similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the Federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Both Federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the United States Department of Health and Human Services and the Department of Justice have occasionally established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Current initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

     We exercise care in structuring our arrangements with physicians and other referral sources to comply in all material respects with applicable laws. It is possible, however, that government officials charged with responsibility for enforcing these laws could assert that we, or any of the transactions in which we are involved, are in violation of these laws. It is also possible that these laws ultimately could be interpreted by the courts in a manner that is different than our interpretations.

     Some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a determination of need for additional or expanded health care facilities or services. Such determinations, embodied in Certificates of Need, known as CONs, issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. One state in which we currently own a hospital, Alabama, has enacted CON legislation affecting acute care hospital services, and we have entered into an agreement to acquire a hospital in West Virginia, which has also enacted CON legislation affecting acute care hospital services. We cannot predict whether we will be able to obtain required CONs in the future. Any failure to obtain any required CONs may impair our ability to operate profitably.

     The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of any of these laws, rules or regulations, or if further changes in the regulatory framework occur, our results of operations could be significantly harmed.


We may be subject to liabilities because of litigation and investigations involving HCA

     HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. HCA is the subject of a formal order of investigation by the Securities and Exchange Commission. HCA understands that the Commission's investigation includes the anti-fraud, periodic reporting and internal accounting control provisions of the Federal securities laws. According to published reports, in July 1999, two HCA employees were found guilty of conspiracy and making false statements on Medicare, Medicaid and Champus cost reports.

     HCA is a defendant in several qui tam actions, or actions under a state statute brought by private parties on behalf of the United States of America, which have been unsealed and served on HCA. The actions allege, in general, that HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. (S) 3729 et seq., for improper claims submitted to the government for reimbursement. The lawsuits seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the Federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To the knowledge of HCA , the government has intervened in six qui tam actions. HCA is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

     On May 5, 2000, we were advised that one of the qui tam cases which had recently been unsealed listed three of our hospitals as defendants. This qui tam action alleges various violations arising out of the relationship between Curative Health Services and the other defendants. Two of the three Triad hospitals named as defendants terminated their relationship with Curative Health Services prior to our spin-off from HCA and the third hospital continues to maintain an ongoing relationship with Curative Health Services.

     HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the suits have been conditionally certified as class actions. Several derivative actions have been filed in state court by certain purported stockholders of HCA against certain of its current and former officers and directors alleging breach of fiduciary duty, and failure to take reasonable steps to ensure that HCA did not engage in illegal practices thereby exposing it to significant damages.

     On May 18, 2000 HCA announced that it had reached an understanding with the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, the civil claims actions against HCA relating to diagnosis related group coding, outpatient laboratory billing and home health issues. The understanding with the Department of Justice would require HCA to pay $745 million in compensation to the government, with interest accruing immediately at a fixed rate of 6.5% per annum, and would reduce HCA's existing letter of credit agreement with the government from $1 billion to $250 million at the time of the payment of the settlement.

     We are unable to predict the effect or outcome of any of the ongoing investigations or qui tam and other actions, or whether any additional investigations or litigation will be commenced. In connection with the spin-off of our company from HCA, we entered into a distribution agreement with HCA. The terms of the distribution agreement provide that HCA will indemnify us for any losses which they may incur as a result of the proceedings described above. HCA has also agreed to indemnify our company for any losses which we may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. HCA has also agreed that, in the event that any hospital owned by our company is permanently excluded from participation in the Medicare and Medicaid programs as result of the proceedings described above, then HCA will make a cash payment to us, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes, as set forth on a schedule to the distribution agreement, less the net proceeds of the sale or other disposition of the excluded hospital. We have agreed that, in connection with the government investigations described above, we will participate with HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. If any of these indemnified matters were successfully asserted against us, or any of our facilities, and HCA failed to meet its indemnification obligations, then our losses could have a material adverse effect on our business, financial position, results of operations or prospects. HCA will not indemnify us for losses relating to any acts, practices and omissions engaged in by us after the distribution date, whether or not we are indemnified for similar acts, practices and omissions occurring prior to the distribution date.

     HCA believes that the ongoing governmental investigations and related media coverage may have had a negative effect on HCA's results of operations, which included us for the periods prior to May 11, 1999. The extent to which we may or may not continue to be affected by the ongoing investigations of HCA, the initiation of additional investigations, if any, and the related media coverage cannot be predicted. These matters could have a material adverse effect on our business, financial condition, results of operations or prospects in future periods.

We are subject to liabilities because of claims and legal actions brought against us in the ordinary course of our business, which may result in increased costs and reduce our profitability

     As is typical in the health care industry, we are subject to claims and legal actions by patients and others in the ordinary course of business. We and HCA have cooperated in the purchase of insurance coverage for professional and general liability risks for periods ending on or after the spin-off date. Substantially all losses in periods prior to the spin-off are insured through a wholly-owned insurance subsidiary of HCA and excess loss policies maintained by HCA .

     All liability for professional and general liability claims incurred prior to our spin-off was insured through a wholly-owned insurance subsidiary of HCA and excess loss policies maintained by HCA. Subsequent to the spin-off, we obtained insurance coverage on a claims incurred basis from HCA's captive insurance company. While the professional and general liability insurance coverage maintained for our business has been adequate to provide for liability claims in the past, and the insurance coverage to be obtained for future periods is expected to be adequate for future claims, we cannot assure you that professional and general liability insurance will continue be available for us in adequate amounts and on a cost effective basis.

We could be liable for additional taxes if the Internal Revenue Services rules that the spin-off of our company from HCA is Taxable

     On March 30, 1999, HCA received a ruling from the IRS concerning the United States Federal income tax consequences of the distribution of Triad common stock. The tax ruling provides that, because the distribution qualifies under
Section 355 of the Internal Revenue Code of 1986, the distribution generally will be tax-free to HCA and to HCA 's stockholders, except for any cash received instead of fractional shares. The tax ruling is based upon the accuracy of representations made by HCA as to numerous factual matters and as to the intention to take, or to refrain from taking, certain future actions. The inaccuracy of any of those factual representations or the failure to take the intended actions, or the taking of actions which were represented would not be taken, could cause the IRS to revoke all or part of the tax ruling retroactively.

     If the distribution of our common stock were not to qualify for tax-free treatment under Section 355 of the Code, then, in general, additional corporate tax (which would be substantial) would be payable by the consolidated group of which HCA is the common parent. Under the consolidated return rules, each member of the consolidated group, including our company, would be jointly and severally liable for such tax liability. If the distribution did not qualify for tax-free treatment under Section 355 of the Code, the resulting tax liability would have a material adverse effect on the business, financial position, results of operations or prospects of HCA and, possibly, also of our company.

     HCA, our company and LifePoint Hospitals, Inc., which was spun-off from HCA concurrently with our spin-off, entered into a tax sharing and indemnification agreement, which allocates tax liabilities among HCA, LifePoint and our company and addresses certain other tax matters such as responsibility for filing tax returns, control of and cooperation in tax litigation, and the tax treatment of the spin-off. Generally, HCA will be responsible for taxes that are allocable to periods prior to the spin-off date, and HCA, and our company will each be responsible for its own tax liabilities, including its allocable share of taxes shown on any consolidated, combined or other tax return filed by HCA, for periods after the distribution date. The tax sharing and indemnification agreement prohibits us from taking actions that could jeopardize the tax treatment of either the distribution or the restructuring that preceded the distribution, and requires us to indemnify HCA, as well as Lifepoint, for any taxes or other losses that result from any such actions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included and incorporated by reference in this prospectus and other written and oral statements made from time to time by us contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, discussions concerning our potential exposure to market risks, as well as statements expressing our expectations, beliefs, estimates, forecasts, projections and assumptions about the future. Forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. Forward-looking statements are only predictions. Our forward-looking statements generally relate to our strategies, financial results, product development and regulatory approval programs, and sales efforts. You should carefully consider forward-looking statements and understand that actual events or results may differ materially as a result of a variety of risks and uncertainties, known and unknown, and other factors facing our company. Many of those factors are noted in conjunction with the forward-looking statements in this prospectus. It is not possible to foresee or identify all factors affecting our forward-looking statements; therefore, investors should not consider any list of factors affecting our forward-looking statements to be an exhaustive statement of all risks or uncertainties.

                                USE OF PROCEEDS

     We will not receive any proceeds from this offering.

                            SELLING SECURITY HOLDERS

     The selling security holders consist of 17 officers of HCA who received options to purchase an aggregate of 340,000 shares of our common stock reserved for issuance in connection with the spin-off of our company from HCA on May 11, 1999.

     We are registering all 340,000 shares covered by this prospectus on behalf of the selling security holders named in the table below. We have registered the shares to permit the selling stockholders and their pledges, donees, transferees or other successors-in-interest that receive their shares from selling security holders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling security holders in this prospectus.

     The following table sets forth information regarding the beneficial ownership of the common stock by the selling security holders as of July 31, 2000. None of the selling security holders beneficially own greater than 5% of our outstanding common stock.




                                                             Shares Beneficially
                      Shares Beneficially  Maximum Number of     Owned After
                        Owned Prior to       Shares Being     Completion of the
      Name(1)             Offering(2)          Offered(3)        Offering (4)
      ----                --------             -------           --------

David G. Anderson          16,680              15,000              1,680
Jack O. Bovender, Jr.      52,284              50,000              2,284
Richard M. Bracken         31,917              25,000              6,917
Victor L. Campbell         43,056              25,000             18,056
Roslyn S. Elton            18,189              15,000              3,189
James A. Fitzgerald        15,878              15,000                878
V. Carl George             19,344              15,000              4,344
Jay Grinney                31,076              25,000              6,076
R. Lee Grubbs              10,506              10,000                506
R. Milton Johnson          22,680              20,000              2,680
Patricia T. Lindler        10,038              10,000                 38
A. Bruce Moore, Jr.        21,981              20,000              1,981
Philip R. Patton           15,074              15,000                 74
Joseph N. Steakley         16,453              15,000              1,453
Robert Waterman            26,148              25,000              1,148
Noel B. Williams           25,624              25,000                624
Alan R. Yuspeh             15,294              15,000                294

_______________
(1) The address of each selling security holder is c/o HCA, One Park Plaza, Nashville, Tennessee 37203. Prior to our spin-off our business comprised the Pacific Group of HCA. Each of the selling security holders is, and was at the time of our spin-off, an officer of HCA.

(2) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) These securities consist of shares of common stock, issuable by Triad upon exercise of the 340,000 options granted to the selling security holders. The options are currently exercisable at an exercise price of $11.50 per share and expire on May 11, 2009.

(4)  In each case represents less than 1% of the class.


                             PLAN OF DISTRIBUTION

     We do not know how the selling security holders will sell the shares. They may sell the shares from time to time in any of several ways and in any of several marketplaces, including:

     .    Through private negotiations directly with purchasers;

     . Through agreements with underwriters, dealers or brokers for their own accounts;

     .    Through agreements with underwriters or dealers for resale;

     . In block trades with brokers or dealers who will attempt to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction; or

     . In brokers' transactions on the Nasdaq National Market, subject to its rules.

     We do not know at what prices the selling security holders may sell the options.

     We do not know at what prices the selling security holders may sell the shares after exercise of the options. They may sell the shares at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. They may pay usual and customary or specifically negotiated fees, discounts or commissions in connection with these sales. We will not pay any of those fees, discounts or commissions.

     Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act.

     We will bear the expense of preparation and filing of the registration statement of which this prospectus is a part. The aggregate amount of all these expenses is expected to be approximately $20,000.

     See "Selling Security Holders" for information concerning the beneficial ownership of Triad common stock by the selling security holders.

                                 LEGAL MATTERS

     The legality of the common stock offered will be passed upon for us by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The financial statements as of and for the year ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on authority of said firm as experts in auditing and accounting.

     Ernst & Young, LLP, independent auditors, has audited our combined financial statements for each of the two years in the period ended December 31, 1998, as set forth in their report, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements for each of the two years in the period ended December 31, 1998 are incorporated by reference in reliance on the reports of Ernst & Young and given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission.

     Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at:

450 Fifth Street, N.W.        7 World Trade Center       Citicorp Center
Washington, D.C. 20549        Suite 1300                 500 West Madison Street
                              New York, New York 10048   Suite 1400
                                                         Chicago, Illinois 60661

You may also obtain copies of this information at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     The SEC allows us to "incorporate by reference" into this prospectus information which we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede the information in this prospectus and in our other filings with the SEC.

     The following documents filed by us with the Commission are incorporated herein by reference:

     .    Annual Report on Form 10-K for the year ended December 31, 1999;
     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
     .    Proxy Statement on Schedule 14A dated May 2, 2000;

     . Description of our capital stock contained in the our Registration Statement on Form 10 dated March 15, 1999 registering our common stock under Section 12(g) of the Exchange Act.

     . All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to and subsequent to the date hereof and prior to the termination of the offering of the common stock registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents.

Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

          Triad Hospitals, Inc.
          Investor Relations Department
          13455 Noel Road, 20th Floor
          Dallas, Texas 75240
          (972) 789-2700